Filed Pursuant to Rule 253(g)(1)

File No. 024-10789

Preliminary Offering Circular Dated December 12, 2017

Armada Nano Technologies Group, Inc.

15,000,000 SHARES OF COMMON STOCK

This prospectus relates to the offer and sale of a maximum of 15,000,000 shares of common stock, $0.001 par value by Armada Nano Technologies Group, Inc., a Nevada corporation (the “Company”). There is no minimum for this Offering. The Offering will commence promptly on the date upon which this offering circular is qualified by the SEC and will continue for 180 days. The offering shall terminate on the earlier of (i) when the offering period ends (180 days from the qualification of this offering circular), (ii) the date when the sale of all 15,000,000 shares is completed, (iii) when the Board of Directors decides that it is in the best interest of the Company to terminate the offering prior the completion of the sale of all 15,000,000 shares registered under the offering circular of which this prospectus is part.

The offering of the 15,000,000 shares is a “best efforts” offering, which means that our officers and directors will use their best efforts to sell the common stock and there is no commitment by any person to purchase any shares. The shares will be offered at a fixed price of $0.01 per share for the duration of the offering. There is no minimum number of shares required to be sold to close the offering. Proceeds from the sale of the shares will be used to fund the initial stages of our business development. We have not made any arrangements to place funds received from share subscriptions in an escrow, trust or similar account. Any funds raised from the offering will be immediately available to us for our immediate use.

This is a direct participation offering since we are offering the stock directly to the public without the participation of an underwriter. Our officers and directors will be solely responsible for selling shares under this offering and no commission will be paid on any sales. If 100% of the shares are sold, the Company will receive net proceeds of $150,000. If 50% $75,000 respectively.

Prior to this offering, there has been no public market for our common stock and we have not applied for the listing or quotation of our common stock on any public market. We have arbitrarily determined the offering price of $0.01 per share in relation to this offering. The offering price bears no relationship to our assets, book value, earnings or any other customary investment criteria. After the qualification of the offering circular, we intend to seek a market maker to file an application with the Financial Industry Regulatory Authority (“FINRA”) to have our common stock quoted on the OTC Bulletin Board. We currently have no market maker who is willing to list quotations for our stock. There is no assurance that an active trading market for our shares will develop or will be sustained if developed.

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and will be subject to reduced public company reporting requirements.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common shares.

The purchase of the securities offered through this prospectus involves a high degree of risk. You should carefully read and consider the section of this prospectus entitled “risk factors” beginning on page 8 before buying any shares of Armada Nano Technologies Group, Inc.

NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO WWW.INVESTOR.GOV.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED HEREBY OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE BEING OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

DATED MAY 8, 2018

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We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus is not an offer to sell or buy any shares in any state or other jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover. You should rely only on the information contained in this prospectus.

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A CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements which relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

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PROSPECTUS SUMMARY

As used in this prospectus, unless the context otherwise requires, “we,” “us,” “our,” refers to Armada Nano Technologies Group, Inc. (the “Company”). The following summary highlights selected information contained in this prospectus. You should read the entire prospectus carefully before making an investment decision to purchase our common stock.

Our Company

We were incorporated on June 10, 2017 under the laws of the State of Nevada as a Limited Liability Company ("LLC"). On September 27, 2017 we converted from a LLC to a corporation. We are the Exclusive Distributor of an advanced and revolutionary nano silicon battery for the North American market.

We were founded by Mr. David Champ (CEO, CFO) who is a Taiwanese American in New York. Mr. Champ, as an officer of multiple companies in the electric vehicle and battery industry, recognized that the battery is extremely important and crucial to the overall performance. Mr. Champ spent years visiting all the major battery manufacturers in China in attempt to team up with the best battery manufacturer for EV products. In late 2016, after more than two years of searching, Mr. Champ finally met a retired senior military scientist who invented a “nano silicon technology,” an owner of a company that supplied this battery to the PLA (Chinese Military) military procurement system (on a test basis), used in military applications, including tanks, submarines and others. We believe that this advanced and revolutionary Nano Silicon Battery is far more superb than the conventional lead-acid battery, as we anticipate it to be about 20% smaller and lighter, will provide 30% more capacity in mileage, and up to 5,000 charge cycles vs. the 300-500 charge cycles of the conventional lead-acid battery.

After extensive trial-testing we felt the results were truly amazing and impressive. As a result of this diligence and research we teamed with members of the battery manufacturer to bring the technologies into the North American market. In September, 2017 we became the Master Distributor to the patented Nano Silicon Battery in North America for twenty years from Zhongke Jiuding Energy Co, Ltd. (a company which our CEO is also an officer). Zhongke Jiuding Energy Co, Ltd. has sold this battery in China to an electric vehicle manufacturer and the military in China. We are confident this nano-silicon battery will do very well in a wide variety of applications, including general automotive, marine vessels, golf cars, low-speed electric vehicles, snowmobiles, ATV, Jet Ski, solar farm, wind farm, and many more. The anticipated extra-long life expectancy (over 10 times longer than the ordinary lead-acid battery), the superb performance under severe cold weather condition, and the near zero self-discharge characteristic, all will create a nice market share for our product lines.

Phase One

Finalize Research and Development to develop alternative commercial applications for the battery, including but not limited to developing car batteries, marine batteries and other commercial applications, and in addition to develop improved and enhanced second generation products (faster charge time, longer life expectancy and improved over-all performance).

Phase Two	Open a Master Distribution Center in the U.S.
Phase Three	Establish a network of distributors throughout North America
Phase Four	Build and open a full-scale production facility in the U.S.

We have not realized any revenues to date. Our independent auditor has issued an audit opinion for our Company which includes a statement expressing substantial doubt as to our ability to continue as a going concern.

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From inception until the date of this filing we have had limited operating activities, primarily consisting of the incorporation, research into the battery market, development of our business plan, and the initial equity funding by our officers and directors. We received our initial funding of $25,000 through the sale of common stock from our officers and directors (and friends and family), who purchased 25,000,000 shares of common stock at $0.001 per share.

The Company’s principal offices are located at 48-51 Oceania Street, Bayside, NY 11364. Our telephone number is (917) 582-0011. We intend to use the net proceeds from this offering to develop our business operations (See "Description of business" and "Use of proceeds" as captioned above). To commence the implementation of our business plan we require a minimum funding of $250,000. There is no assurance that we will generate any revenue in the first 12 months after the completion of our offering or ever generate any revenue. If we do not generate any revenue we may need a minimum of $7,500 of additional funding to pay for ongoing SEC filing requirements. We do not currently have any arrangements for financing.

Our financial statements from inception, on June 10, 2017 through December 31, 2017, report no revenues and a accumulated deficit of $11,851 as of December 31, 2017. Our independent auditor has issued an audit opinion on the financial statements for the period from June 10, 2017 to September 30, 2017 which includes a statement expressing substantial doubt as to our ability to continue as a going concern.

As of the date of this prospectus, there is no public trading market for our common stock and no assurance that a trading market for our securities will ever develop or, if any market does develop, it may not be sustained. Our common stock is not traded on any exchange or on the over-the-counter market. After the effective date of the offering circular relating to this prospectus, we hope to have a market maker file an application with the Financial Industry Regulatory Authority (“FINRA”) for our common stock to be eligible for trading on the Over-the-Counter Bulletin Board. We do not yet have a market maker who has agreed to file such application. There can be no assurance that our common stock will ever be quoted on a stock exchange or a quotation service or that any market for our stock will develop.

This is a direct participation offering since we are offering the stock directly to the public without the participation of an underwriter. Our officers and directors will be solely responsible for selling shares under this offering and no commission will be paid on any sales.

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We are an "emerging growth company" within the meaning of the federal securities laws. For as long as we are an emerging growth company, we will not be required to comply with the requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, the reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and the exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these reporting exemptions until we are no longer an emerging growth company. For a description of the qualifications and other requirements applicable to emerging growth companies and certain elections that we have made due to our status as an emerging growth company, see the risk factors on page 11.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Under U.S. federal securities legislation, our common stock will be “penny stock”. Penny stock is any equity that has a market price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require that a broker or dealer approve a potential investor’s account for transactions in penny stocks, and the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve an investor’s account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience objectives of the person, and make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form sets forth the basis on which the broker or dealer made the suitability determination. Brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

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The Offering

The Company:	Armada Nano Technologies Group, Inc.
Securities being offered:	15,000,000 shares of our common stock, par value $0.001 per share.
Offering price per share:	$0.01
Duration of the offering:	The 15,000,000 shares of common stock are being offered for a period of 180 days from the qualification of this offering circular.
Net proceeds to us:	If 50% of the shares sold - $75,000 If 100% of the shares sold - $150,000 For further information on the use of proceeds, see page 14.
Shares issued and outstanding prior to offering:	25,000,000 shares of our common stock are issued and outstanding as of the date of this prospectus owned by our officers and directors.
Shares issued and outstanding after offering:	40,000,000 shares of our common stock issued and outstanding if we are successful at selling all the shares in this offering.
Risk factors:	The common stock offered hereby involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investment. See “Risk factors” beginning on page 7.

There is no assurance that we will raise the full $150,000 as anticipated and there is no guarantee that we will receive any proceeds from the offering.

RISK FACTORS

An investment in our common stock involves a number of very significant risks. You should carefully consider the following known material risks and uncertainties in addition to other information in this prospectus in evaluating our company and its business before purchasing shares of our company’s common stock. You could lose all or part of your investment due to any of these risks.

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Risk factors related to our business

Because our auditors have issued a going concern opinion, there is substantial uncertainty we will continue operations in which case you could lose your investment.

In their report dated October 12, 2017 our independent registered public accounting firm Paritz & Company, P.A., stated that our financial statements for the period from inception (June 10, 2017 ) to December 31, 2017 were prepared assuming the Company will continue as a going concern. This means that there is substantial doubt that we can continue as an ongoing business. For the period from June 10, 2017 to September 30, 2017 we incurred a net loss of $9,851. We will need to generate significant revenue in order to achieve profitability and we may never become profitable. The going concern paragraph in the independent auditor’s report emphasizes the uncertainty related to our business as well as the level of risk associated with an investment in our common stock. We intend to use the net proceeds from this offering to develop our business operations. To implement our business plan we require a minimum funding of $75,000 over the next twelve months. After twelve months period we may need additional financing.

Our officers and directors have agreed to loan the Company funds. However they have no firm commitment, arrangement or legal obligation to advance or loan funds to the Company and there is also no guarantee that they will continue to loan the funds to the Company in the future as well.

We have limited operations, have never had any revenues, have no current prospects for future revenues, and have losses which we expect to continue into the future. As a result, we may have to suspend or cease operations.

We are in the development stage to establish our distributor and dealer network in the North America Market for our advanced and proprietary nano-silicon battery. We anticipate that our product lines will meet the huge demand for general automotive, golf cars, low-speed electric vehicles, ATVs, snowmobiles, jet skis, marine vessels, solar farms and wind farms, but there is no guarantee we will be able to sell the battery. Based upon current plans, we expect to incur operating losses in the initial market development stage.

We have no operating history and have maintained losses since inception, which we expect to continue into the future.

We were incorporated on June 10, 2017 and have limited operations. We have not realized any revenues to date. . Our accumulated losses from inception (June 10, 2017) to December 31, 2017 is $11,851. Based upon our proposed plans, we expect to incur operating losses in future periods. This will happen because there are substantial costs and expenses associated with development, advertising and promoting our new products. We may fail to generate revenues in the future. If we cannot attract a significant number of customers, we will not be able to generate any significant revenues or income. Failure to generate revenues will cause us to go out of business because we will not have the money to pay our ongoing expenses.

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The officers and directors of the Company, currently devote approximately 30 to 40 hours per week to the Company matters because they are involved in other business activities. An elite sales and marketing team is now being recruited at the moment, along with on-line internet sales over all the major websites.

We do not have any employment agreements or maintain key person life insurance policies on officers and directors. We do not anticipate entering into employment agreements with them or acquiring key man insurance in the near future. We have not hired a sales and marketing team. There is no assurance that we will be able to locate qualified people.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart our Business Start-ups Act of 2012, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under the Jumpstart Our Business Start-ups Act, “emerging growth companies” can delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Risk factors related to our common stock

We are selling our offering of 15,000,000 shares of common stock without an underwriter and may be unable to sell any shares.

Our offering of 15,000,000 shares is self-underwritten, we are not going to engage the services of an underwriter to sell the shares; we intend to sell our shares through our officers and directors, who will receive no commissions. They will offer the shares to friends, family members, and business associates; however, there is no guarantee that they will be able to sell any of the shares. Unless they are successful in selling all of the shares and we receive the proceeds from this offering, we may have to seek alternative financing to implement our business plan.

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Because there is no minimum proceeds the Company can receive from its offering of 15,000,000 shares, the Company may not raise $150,000 to implement its planned business and your entire investment could be lost

The Company is making its offering of 15,000,000 shares of common stock on a best-efforts basis and there is no minimum amount of proceeds the Company may receive. Funds raised under this offering will not be held in trust or in any escrow account and all funds raised regardless of the amount will be available to the Company. In the event the Company does not raise $150,000 to implement its planned operations, your entire investment could be lost.

Our current management holds significant control over our common stock and they may be able to control our company indefinitely.

Our management has significant control over our voting stock which may make it difficult to complete some corporate transactions without their support and may prevent a change in control.. As a result of this substantial ownership in our common stock, they will have considerable influence over the outcome of all matters submitted to our stockholders for approval, including the election of directors. In addition, this ownership could discourage the acquisition of our common stock by potential investors and could have an anti-takeover effect, possibly depressing the trading price of our common stock.

Due to the lack of a trading market for our securities, you may have difficulty selling any shares you purchase in this offering.

There is presently no demand for our common stock and no public market exists for the shares being offered in this prospectus. We plan to contact a market maker immediately following the qualification of this Offering circular to file an application to have our shares quoted on the OTC Electronic Bulletin Board (OTCBB). The OTCBB is a regulated quotation service that displays real-time quotes, last sale prices and volume information in over-the-counter (OTC) securities. The OTCBB is not an issuer listing service, market or exchange. Although the OTCBB does not have any listing requirements but, to be eligible for quotation on the OTCBB, issuers must remain current in their filings with the SEC or applicable regulatory authority. Market Makers are not permitted to begin quotation of a security whose issuer does not meet this filing requirement. Securities already quoted on the OTCBB that become delinquent in their required filings will be removed following a 30 or 60 day grace period if they do not make their required filing during that time. We cannot guarantee that our application will be accepted or approved or that our stock will be quoted for sale. As of the date of this filing, there have been no discussions or understandings between the company nor anyone acting on our behalf with any market maker regarding participation in a future trading market for our securities. If no market is ever developed for our common stock, it will be difficult for you to sell any shares you purchase in this offering. In such case, you may find that you are unable to achieve any benefit from your investment or liquidate your shares without considerable delay, if at all. In addition, if we fail to have our common stock quoted on a public trading market, your common stock will not have a quantifiable value and it may be difficult, if not impossible, to ever resell your shares, resulting in an inability to realize any value from your investment.

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You will incur immediate and substantial dilution of the price you pay for your shares.

Our existing stockholders acquired their shares at a cost of $0.001 per share, a cost per share substantially less than that which you will pay for the shares you purchase in this offering. Accordingly, any investment you make in these shares will result in the immediate and substantial dilution of the net tangible book value of those shares from the $0.01 you pay for them.

State securities laws may limit secondary trading, which may restrict the states in which and conditions under which you can sell the shares offered by this prospectus.

Secondary trading in common stock sold in this offering will not be possible in any state until the common stock is qualified for sale under the applicable securities laws of the state or there is confirmation that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in the state. If we fail to register or qualify, or to obtain or verify an exemption for the secondary trading of, the common stock in any particular state, the common stock could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in our common stock, the liquidity for the common stock could be significantly impacted thus causing you to realize a loss on your investment. The Company does not intend to seek registration or qualification of its shares of common stock the subject of this offering in any State or territory of the United States. Aside from a “secondary trading” exemption, other exemptions under state law and the laws of US territories may be available to purchasers of the shares of common stock sold in this offering.

We may, in the future, issue additional common shares, which would reduce investors’ percent of ownership and may dilute our share value.

Our Articles of Incorporation authorize the issuance of 50,000,000 shares of common stock. As of December 31, 2017 the Company had 25,000,000 shares of common stock issued and outstanding. Accordingly, we may issue up to an additional 25,000,000 shares of common stock. The future issuance of common stock may result in substantial dilution in the percentage of our common stock held by our then existing shareholders. We may value any common stock issued in the future on an arbitrary basis. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on any trading market for our common stock.

Because we do not intend to pay any cash dividends on our common stock, our stockholders will not be able to receive a return on their shares unless they sell them.

We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Unless we pay dividends, our stockholders will not be able to receive a return on their shares unless they sell them. There is no assurance that stockholders will be able to sell shares when desired.

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Broker-dealers may be discouraged from effecting transactions in our shares because they are considered penny stocks and are subject to the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on broker-dealers who make a market in “penny stocks”. A penny stock generally includes any non-Nasdaq equity security that has a market price of less than $5.00 per share. Our shares currently are not traded on Nasdaq nor on any other exchange nor are they quoted on the OTC Bulletin Board. Following the date of the offering circular, in which this offering circular is included, becomes qualified we hope to find a broker-dealer to act as a market maker for our stock and file on our behalf with FINRA an application on Form 211 for approval for our shares to be quoted on the OTC Bulletin Board. As of the date of this prospectus, we have not attempted to find a market maker to file such application for us. If we are successful in finding such a market maker and successful in applying for quotation on the OTC Bulletin Board, it is very likely that our stock will be considered a “penny stock.” In that case, purchases and sales of our shares will be generally facilitated by FINRA broker-dealers who act as market makers for our shares. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer’s account and information with respect to the limited market in penny stocks.

Anti-takeover effects of certain provisions of Nevada state law hinder a potential takeover of our company.

Though not now, in the future, we may become subject to Nevada’s control share law. A corporation is subject to Nevada’s control share law if it has more than 200 stockholders, at least 100 of whom are stockholders of record and residents of Nevada, and it does business in Nevada or through an affiliated corporation. The law focuses on the acquisition of a “controlling interest” which means the ownership of outstanding voting shares sufficient, but for the control share law, to enable the acquiring person to exercise the following proportions of the voting power of the corporation in the election of directors: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more. The ability to exercise such voting power may be direct or indirect, as well as individual or in association with others.

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The effect of the control share law is that the acquiring person, and those acting in association with it, obtains only such voting rights in the control shares as are conferred by a resolution of the stockholders of the corporation, approved at a special or annual meeting of stockholders. The control share law contemplates that voting rights will be considered only once by the other stockholders. Thus, there is no authority to strip voting rights from the control shares of an acquiring person once those rights have been approved. If the stockholders do not grant voting rights to the control shares acquired by an acquiring person, those shares do not become permanent non-voting shares. The acquiring person is free to sell its shares to others. If the buyers of those shares themselves do not acquire a controlling interest, their shares do not become governed by the control share law.

If control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of the voting power, any stockholder of record, other than an acquiring person, who has not voted in favor of approval of voting rights is entitled to demand fair value for such stockholder’s shares. Nevada’s control share law may have the effect of discouraging takeovers of the company.

In addition to the control share law, Nevada has a business combination law that prohibits certain business combinations between Nevada corporations and “interested stockholders” for three years after the “interested stockholder” first becomes an “interested stockholder,” unless the corporation’s board of director approves the combination in advance. For purposes of Nevada law, an “interested stockholder” is any person who is (i) the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the corporation, or (ii) an affiliate or associate of the corporation and at any time within the three previous years was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the then outstanding shares of the corporation. The definition of the term “business combination” is sufficiently broad to cover virtually any kind of transaction that would allow a potential acquirer to use the corporation’s assets to finance the acquisition or otherwise to benefit its own interests rather than the interests of the corporation and its other stockholders.

The effect of Nevada’s business combination law is to potentially discourage parties interested in taking control of our company from doing so if it cannot obtain the approval of our board of director.

USE OF PROCEEDS

Our public offering of 15,000,000 shares is being made on a self-underwritten basis: no minimum number of shares must be sold in order for the offering to proceed. The offering price per share is $0.01. The following table sets forth the anticipated use of proceeds assuming the sale of 25%, 50%, 75% and 100%, respectively, of the securities offered for sale by the company. There is no assurance that we will raise the full $150,000 as anticipated. The foregoing is subject to change based on circumstances which exist at such time.

	25% of	50% of	75% of	100% of
	shares sold	shares sold	shares sold	shares sold
Gross proceeds from this offering (1)	$37,500	$75,000	$112,500	$150,000
SEC reporting and compliance	7,500	7,500	7,500	7,500
Marketing and advertising	7,500	15,000	22,500	22,500
Printing of POS Materials	2,500	5,000	7,500	10,000
Shipping of 1st inventory	10,000	27,500	55,000	85,000
Establishing an office	5,000	10,000	10,000	10,000
Salaries	5,000.	10,000	10,000	15,000
Total	37,500.	75,000	112,500	150,000

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(1)	Expenditures for the 12 months following the completion of this offering. The expenditures are categorized by significant area of activity.

Please see a detailed description of the use of proceeds in the “Plan of operation” section of this prospectus.

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DETERMINATION OF THE OFFERING PRICE

The offering price of the 15,000,000 shares being offered has been determined arbitrarily by us. The price does not bear any relationship to our assets, book value, earnings, or other established criteria for valuing a privately held company. In determining the number of shares to be offered and the offering price, we took into consideration our cash on hand and the amount of money we would need to implement our business plan. Accordingly, the offering price should not be considered an indication of the actual value of the securities.

DILUTION

The price of our offering of 15,000,000 shares is fixed at $0.01 per share. This price is significantly higher than $0.001 price per share paid by our officers, directors and two investors for the 25,000,000 shares of common stock they purchased.

Dilution represents the difference between the offering price and the net tangible book value per share immediately after completion of this offering. Net tangible book value is the amount that results from subtracting total liabilities and intangible assets from total assets. Dilution arises mainly as a result of our arbitrary determination of the offering price of the shares being offered. Dilution of the value of the shares you purchase is also a result of the lower book value of the shares held by our existing stockholders.

The following tables compare the differences of your investment in our shares with the investment of our existing stockholders. As of December 31, 2017 the net tangible book value of our shares of common stock was $13,149 or ($0.00) per share based upon 25,000,000 shares outstanding.

Existing stockholders if all of the shares are sold

Price per share	$0.01
Net tangible book value per share before offering	$13,149
Potential gain to existing shareholders net of offering expenses	$0
Net tangible book value per share after offering	$13,149
Increase to present stockholders in net tangible book value per share after offering	$0
Capital contributions	$175,000
Number of shares outstanding before the offering	25,000,000
Number of shares after offering held by existing stockholders	40,000,000
Percentage of ownership after offering	62.5%

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Purchasers of shares in this offering

	If 100% of	If 75% of	If 50% of	If 25% of
	shares	shares	shares	shares
	sold	sold	sold	sold
Price per share	0.01	0.01	0.01	0.01
Dilution per share	0.01	0.01	0.01	0.01
Capital contributions	150,000	112,500	75,000	37,500
Percentage of capital contributions	86%	82%	75%	60%
Number of shares after offering held by public investors	15,000,000	11,250,000	7,500,000	3,750,000
Percentage of ownership after offering	38%	31%	23%	13%

DESCRIPTION OF SECURITIES

General

There is no established public trading market for our common stock. Our authorized capital stock consists of 50,000,000 shares of common stock, $0.001 par value per share. As of December 31, 2017 there were 25,000,000 shares of our common stock issued and outstanding, which were held by our officers and directors and no shares of preferred stock issued and outstanding.

Common stock

The following is a summary of the material rights and restrictions associated with our common stock. This description does not purport to be a complete description of all of the rights and is subject to, and qualified in its entirety by, the provisions of our most current Articles of Incorporation and Bylaws, which are included as exhibits to this Offering circular.

The holders of our common stock currently have (i) equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the company; (ii) are entitled to share ratably in all of the assets of the company available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of the company (iii) do not have pre-emptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stock holders may vote.

Our Bylaws provide that on all other matters, except as otherwise required by Nevada law or the Articles of Incorporation, a majority of the votes cast at a meeting of the stockholders shall be necessary to authorize any corporate action to be taken by vote of the stockholders. We do not have any preferred stock authorized in our Articles of Incorporation, and we have no warrants, options or other convertible securities issued or outstanding.

Please refer to the company’s Articles of Incorporation, Bylaws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of the company’s securities.

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Dividend policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Rule 144 Shares

As of the date of this prospectus, we have issued 25,000,000 shares to our officers and directors beneficially own 25,000,000 shares of our common stock. These shares are currently restricted from trading under Rule 144. They will only be available for resale, within the limitations of Rule 144, to the public if:

(i) We are not a shell company as defined under section 12b-2 of the Exchange Act. A “shell company” is defined as a company with no or nominal operations, and with no or nominal assets or assets consisting solely of cash and cash equivalents;

(ii) We have filed all Exchange Act reports required for at least 12 consecutive months; and

(iii) If applicable, at least one year has elapsed from the time that we file current Form 10-type of information on Form 8-K or other report changing our status from a shell company to an entity that is not a shell company.

PLAN OF DISTRIBUTION

We have 25,000,000 shares of common stock issued and outstanding as of the date of this prospectus. The Company is registering an additional 15,000,000 shares of its common stock for sale at the price of $0.01 per share. There is no arrangement to address the possible effect of the offering on the price of the stock. In connection with the Company’s selling efforts in the offering, our officers and directors will not register as a broker-dealer pursuant to Section 15 of the Exchange Act, but rather will rely upon the “safe harbor” provisions of SEC Rule 3a4-1, promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Generally speaking, Rule 3a4-1 provides an exemption from the broker-dealer registration requirements of the Exchange Act for persons associated with an issuer that participate in an offering of the issuer’s securities. Our officers, directors and shareholders are not subject to any statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act. They will not be compensated in connection with their participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in our securities. Our officers and directors are not, nor have they been within the past 12 months, a broker or dealer, and they are not, nor have they been within the past 12 months, an associated person of a broker or dealer. At the end of the offering, they will continue to primarily perform substantial duties for the company or on its behalf otherwise than in connection with transactions in securities. They will not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on Exchange Act Rule 3a4-1(a)(4)(i) or (iii).

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We will receive all proceeds from the sale of the 15,000,000 shares being offered. The price per share is fixed at $0.01 for the duration of this offering. Although our common stock is not listed on a public exchange or quoted over-the-counter, we intend to seek to have our shares of common stock quoted on the OTC Bulletin Board. In order to be quoted on the OTC Bulletin Board, a market maker must file an application on our behalf in order to make a market for our common stock. There can be no assurance that a market maker will agree to file the necessary documents with FINRA, nor can there be any assurance that such an application for quotation will be approved.

The Company’s shares may be sold to purchasers from time to time directly by and subject to the discretion of the Company. Further, the Company will not offer its shares for sale through underwriters, dealers, agents or anyone who may receive compensation in the form of underwriting discounts, concessions or commissions from the company and/or the purchasers of the shares for whom they may act as agents. The shares of common stock sold by the Company may be occasionally sold in one or more transactions; all shares sold under this prospectus will be sold at a fixed price of $0.01 per share.

In order to comply with the applicable securities laws of certain states, the securities will be offered or sold in those only if they have been registered or qualified for sale; an exemption from such registration or if qualification requirement is available and with which we have complied. In addition, and without limiting the foregoing, the Company will be subject to applicable provisions, rules and regulations under the Exchange Act with regard to security transactions during the period of time when this offering circular is qualified. We will pay all expenses incidental to the registration of the shares (including registration pursuant to the securities laws of certain states).

Terms of the Offering

The shares will be sold at the fixed price of $0.01 per share until the completion of this offering. There is no minimum amount of subscription required per investor, and subscriptions, once received, are irrevocable. This offering will commence on the date of this prospectus and continue for a period of 180 days. At the discretion of our board of directors, we may discontinue the offering before expiration of the 180 days period.

Penny Stock Rules

The Securities Exchange Commission has also adopted rules that regulate broker-dealer practices in connection with transactions in “penny stocks” as such term is defined by Rule 15g-9. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or provided that current price and volume information with respect to transactions in such securities is provided by the exchange).

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The shares offered by this prospectus constitute penny stock under the Securities and Exchange Act. The shares will remain penny stock for the foreseeable future. The classification of penny stock makes it more difficult for a broker-dealer to sell the stock into a secondary market, which makes it more difficult for a purchaser to liquidate his or her investment. Any broker-dealer engaged by the purchaser for the purpose of selling his or her shares in our company will be subject to the penny stock rules.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the commission, which: (i) contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (ii) contains a description of the broker’s or dealer’s duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of Securities’ laws; (iii) contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and significance of the spread between the bid and ask price; (iv) contains a toll-free telephone number for inquiries on disciplinary actions; (v) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (vi) contains such other information and is in such form as the Commission shall require by rule or regulation. The broker-dealer also must provide to the customer, prior to effecting any transaction in a penny stock, (i) bid and offer quotations for the penny stock; (ii) the compensation of the broker-dealer and its salesperson in the transaction; (iii) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (iv) monthly account statements showing the market value of each penny stock held in the customer’s account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. These disclosure requirements will have the effect of reducing the trading activity in the secondary market for our stock because it will be subject to these penny stock rules. Therefore, stockholders may have difficulty selling those securities.

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DESCRIPTION OF BUSINESS

Organization within the last five years

We were incorporated in the State of Nevada on June 10, 2017, as Armada Nano Technologies Group LLC and converted to Armada Nano Technologies Group Inc. on September 27, 2017. The Company is a development stage company that intends to import, market, and sell an advanced and revolutionary nano silicon battery through a network of distributors and online through its website, for the North America market, and then start licensed-production within the U.S. at a later date.

To date, the Company’s activities have been limited to raising capital, organizational matters, launching the website and the structuring of its business plan. The Company has not generated any revenues since inception.

David Champ has served as our President, Chief Financial Officer and Chief Executive Officer, and Catherine Wang has served as our Secretary and from June 10, 2017 until the current date. Our board of directors are comprised of two people: Paul Chen and Catherine Wang. Catherine Wang is the wife of David Champ.

We are authorized to issue 50,000,000 shares of common stock, par value $0.001 per share. As of December 31, 2017 we issued 25,000,000 shares of common stock at a purchase price of $0.001 per share, for an aggregate purchase price of $25,000.

General

We have never declared bankruptcy, have never been in receivership, and have never been involved in any legal action or proceedings. Since incorporation, we have not made any significant purchase or sale of assets. We are not a blank check registrant as that term is defined in Rule 419(a)(2) of Regulation C of the Securities Act of 1933, since we have a specific business plan or purpose. We have not had preliminary contact or discussions with, nor do we have any present plans, proposals, arrangements or understandings with any representatives of the owners of any business or company regarding the possibility of an acquisition or merger.

From inception until the date of this filing we have had limited operating activities, primarily consisting of the incorporation of our Company, further development of our business plan, opening bank account, registering and launching our website, research and development and receipt of the distribution certificate. The distribution arrangement with Zhongke Jiuding Energy Co, Ltd. (a company which our CEO is also an officer) provides that the Company has the exclusive rights in North America to distribute the battery Zhongke Jiuding Energy Co, Ltd. As resale pricing has not been determined, the exact revenue to be received will be determined at a later date, but it is anticipated that we will operate on a ten percent (10%) gross margin. We received our initial funding of $25,000 through the sale of common stock (25,000,000 shares of common stock at $0.001 per share).

Our financial statements from inception (June 10, 2017) through December 31, 2017 report no revenues and an accumulated losses of $11,851. Our independent auditor has issued an audit opinion on the financial statements for the period from June 10, 2017 to September 30, 2017 for our company which includes a statement expressing substantial doubt as to our ability to continue as a going concern.

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We are a development stage company which is in the business to market and sell an advanced and revolutionary Nano Silicon Battery through a proposed network of distributors and dealer, along with our on-line website. We intend to use the net proceeds from this offering to further the development our business operations. To implement our business plan we require a minimum funding of $150,000 over the next twelve months. After twelve months period we may need additional financing. Our officers and directors have agreed to loan the company funds, however, they have no firm commitment, arrangement or legal obligation to advance or loan funds to the company and there is also no guarantee that they will continue to loan the funds to the company in the future as well. We have no revenues and have incurred losses since inception. The company’s principal offices are located at 48-51 Oceania Street. Bayside, NY 11364. Our telephone number is (917)582-0011.

Our operations to date have been devoted primarily to start-up and development activities, which include: (i) formation of the company; (ii) development of our business plan; (iii) opening a bank account, (iv) the initial equity funding by our officers and directors; (v) research of the battery industry; and (vi) entry into distribution agreement.

Our products and products description

The first product we anticipate we will launch after the completion of this offering will be golf car batteries, as we believe our nano-silicon battery technology can deliver more than 5,000 charge cycles which is more than 10 times the life expectancy of conventional lead-acid battery, and an unprecedented near-zero self-discharge characteristic - will benefit the golf car operators greatly in reducing operating costs, reliability and convenience. Since we believe our nano-silicon battery can operate and function under severe sub-zero and arctic weather (- 48 degrees Celcius), we anticipate that we will promote and market our products to snowmobile and other applications within the snow-belt states and Canadian provinces.

Marketing

Our products will be promoted by our officers, directors and sales team (to be set up). We plan to market our products through the following methods: (i) our website, (ii) magazines, (iii) major chain stores, (iv) recreational products manufacturers, (v) vehicles dealerships, (vi) search engine result marketing, (vii) trade show events and (viii) paid ads such as shopping network channels and others.

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Competition

* Lead-Acid Battery:

There are dozens of lead-acid battery brand and hundreds of products on the market today, it is the most popular battery type in the world. But its decades-old technology is outdated and its performance is very limited in the area of (1) charge-cycle life expectancy, (2) severe cold weather condition, (3) issues with self-discharge.

* Lithium Battery:

Lithium batteries provide better over-all performance over the conventional lead-acid battery, but it is a lot more expensive than the conventional lead-acid battery, and therefore it is not a cost-effective option for many applications, especially as it needs BMS (battery management system) to go with the batteries in order to function.

Nano-Silicon Battery Advantages*

Life Expectancy	More than 10 times longer than lead-acid and three times longer than lithium
Severe Cold Temp	Can operate and function under - 48 degrees Celcius
Zero Self-Discharge	Place in storage for five years, still holds over 90% original capacity.
Cost Effective	Our Product Pricing is about the same as lead-acid batteries.
Free Maintenance	There is no scheduled maintenance required for our products.

_____________

*	Anticipated. To be confirmed with future research and development.

The battery has been developed and tested. We continue to work with the manufacturer to develop car batteries, marine batteries and other commercial applications, and in addition to develop improved and enhanced second generation products (faster charge time, longer life expectancy and improved over-all performance ), and we will also be working with manufacturer to finalize the various sizes of battery products, and obtain UL certification before we can start importing into the North America market.

Insurance

We do not maintain any insurance as of the date of this prospectus.

Employees and employment agreements

We are a development stage company and currently have no employment agreements with anyone. Our officers and directors are non-employee officers and directors of the company who manage the day-to-day operations of the company and currently devote approximately 30 to 40 hours a week.

Offices

The Company’s principal offices are located at 48-51 Oceania Street, Bayside, NY 11364. Our telephone number is (917) 582-0011. This location will serve as our primary executive offices during the initial stage.

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Government Regulation

We will be required to comply with all regulations, rules and directives of governmental authorities and agencies in any jurisdiction which we would conduct activities in the future. As of now there are no required government approvals present that we need approval from or any existing government regulation on our business.

Patents, trademarks and copyrights

We do not own, either legally or beneficially, any patents or trademarks. We intend to protect our website with copyright laws.

Bankruptcy or similar proceedings

There has been no bankruptcy, receivership or similar proceeding.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Certain statements contained in this prospectus, including statements regarding the anticipated development and expansion of our business, our intent, belief or current expectations, primarily with respect to the future operating performance of the company and the products we expect to offer and other statements contained herein regarding matters that are not historical facts, are “forward-looking” statements. Future filings with the Securities and Exchange Commission, future press releases and future oral or written statements made by us or with our approval, which are not statements of historical fact, may contain forward-looking statements, because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements.

All forward-looking statements speak only as of the date on which they are made. We undertake no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they are made.

Plan of Operation

Our cash balance was $16,000 as of December 31, 2017. We do not believe that our cash balance is sufficient to fund our limited levels of operations beyond one year’s time. During the period from June 10, 2017 (Inception) to December 31, 2017 we had zero revenue and an accumulated deficit of $11,851.

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Our independent registered public accountant has issued a going concern opinion. This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. There is no assurance we will ever reach that stage. To meet our need for cash we are attempting to raise money from this offering. We believe that we will be able to raise enough money through this offering to expand operations but we cannot guarantee that once we expand operations we will stay in business after doing so.

The officers, directors and shareholders are willing to provide additional funding as loans to the company in any event, if we cannot raise adequate funding from the offering. The current management team is committed, willing, ready and able to carry the company through its initial development stage as necessary.

In the next twelve months, following completion of our public offering, we plan to engage in the following activities to expand our business operations, using funds as follows:

	25% of	50% of	75% of	100% of
	shares sold	shares sold	shares sold	shares sold
Gross proceeds from this offering (1)	37,500	75,000	112,500	150,000
SEC reporting and compliance	7,500	7,500	7,500	7,500
Marketing and advertising	7,500	15,000	22,500	22,500
Printing of POS Materials	2,500	5,000	7,500	10,000
Shipping of 1st inventory	10,000	27,500	55,000	85,000
Establishing an office	5,000	10,000	10,000	10,000
Salaries	5,000.	10,000	10,000	15,000
Total	37,500.	75,000	112,500	150,000

______________

(1)

Expenditures for the 12 months following the completion of this offering. The expenditures are categorized by significant area of activity. Represents managements estimates but are subject to change based on market conditions and circumstances.

During the initial stages of our growth, our officers and directors will provide all of the labor required to execute our business plan at no charge.

Our officers and directors will devote approximately 30 to 40 hours of their time to our operations. Once we begin operations, and are able to attract more and more customers to buy our product online, all the officers and directors have agreed to commit more time as required.

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If the need for cash arises before we complete our public offering, we may be able to borrow funds from our officers and directors although there is no such formal agreement in writing, and no guarantee such funding will be procured. Now that we have finalized the research and development of our new and improved CNT (carbon nano tube ) added formula, and upon completion of our public offering, our specific goal is to import, market and profitably sell our products. Our plan of operations is as follows:

Establish our Sales & Marketing office

Months: 1 - 2

During this period our officers and directors will take care of our administrative duties. After completion of our offering if maximum number of shares are sold we plan to establish an office with basic office equipment for our operations and storing our finished products for shipment.

Printing of POS ( Point of Sale ) Materials

Months: 4 - 5

During this period after completion of our offering, if maximum numbers of shares are sold, we plan to design and print various POS materials and initiate a campaign of massive mailings to all potential distributors and retailers.

Marketing & Advertising

Months: 5 - 6

We will initiate an advertising campaign by different methods, including placing several ads with several publications, such as Popular Mechanics, Golf Digest, Snow Goer, SnoWest Snowmobile, Outdoor Life Magazines to attract the niche market customers first who demands high-performance batteries.

1st Shipment of Inventory

Months: 7 - 8

We will import our first shipment from our affiliated production facility.

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Salary & Commission

Months : 9 - 12

As the first round of inventory of products arrives, we will start initiating our sales campaign by providing significant discounts, rebates, and commissions to the sales team. Various incentives and bonus programs will roll out to create the momentum and traffic.

Accounting and audit plan

We intend to have our officers and directors prepare our quarterly and annual financial statements and have these financial statements reviewed or audited by our independent auditor.

Limited operating history

There is no historical financial information about us upon which to base an evaluation of our performance. We are in start-up stage operations and have not generated any revenues. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources and possible cost overruns due to price and cost increases in services and products.

Need for additional capital

We have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to existing shareholders.

Off-balance sheet arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

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Results of operations

During the period from June 10, 2017 (Inception) to September 30, 2017 and for the three months ended December 31, 2017, we incorporated the company, prepared a business plan, opened bank account, registered and launched our website, research and development, and entry into the Distribution Agreement. Our net loss since inception is $11,851 related primarily to professional fees, the incorporation of the company, bank charges, office supplies, registration of our domain name, and launching of the website.

Since inception, we have offered and sold (i) 25,000,000 shares of common stock, at a purchase price of $0.001 per share, for aggregate proceeds of $25,000. $9,000 has been received as of September 30, 2017, and the balance of $16,000 was recorded as a subscription receivable in stockholders’ deficit as of September 30, 2017, and was subsequently received by the Company in December 2017.

Liquidity and Capital Resources

As of December 31, 2017 the company had $16,000 cash and our liabilities were $2,851. The available capital reserves of the company are not sufficient for the company to remain operational.

We cannot guarantee that we will be able to sell all the shares required. If we are successful, any money raised will be applied to the items set forth in the use of proceeds section of this prospectus. As of the date of this offering circular, the current funds available to the Company will not be sufficient to continue maintaining a reporting status. Our primary priority will be to retain our reporting status with the SEC which means that we will first ensure by being a “reporting issuer” under the Securities Exchange Act of 1934, as amended.” that we have sufficient capital to cover our legal and accounting expenses. Once these costs are accounted for, in accordance with how much cash we are able to retain, we will focus on meeting all our planned expenses.

We are highly dependent upon the success of the private offerings of equity or debt securities, as described herein. Therefore, the failure thereof would result in the need to seek capital from other resources such as taking loans, which would likely not even be possible for the Company. At such time these funds are required, management would evaluate the terms of such debt financing. If the Company cannot raise additional proceeds via a private placement of its equity or debt securities, or secure a loan, the Company would be required to cease business operations. As a result, investors would lose all of their investment.

Going concern consideration

Our auditors have issued a “going concern” opinion, meaning that there is substantial doubt if we can continue as an on-going business for the next twelve months unless we obtain additional capital. No substantial revenues are anticipated until we have completed the financing from this offering and implemented our plan of operations. Our only source for cash at this time is investments by others in this offering. We must raise cash to implement our strategy and stay in business. The amount of the offering will likely allow us to operate for at least one year and have the capital resources required to cover the material costs with becoming a publicly reporting.

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Summary of significant accounting policies

Basis of presentation

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America and are presented in US dollars.

Income taxes

The Company accounts for income taxes under ASC 740 “Income Taxes” which codified SFAS 109, “Accounting for Income Taxes” and FIN 48 “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109.” Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

Use of estimates

Management uses estimates and assumption in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Cash and cash equivalents

The Company considers all highly liquid instruments with original maturities of three months or less when acquired, to be cash equivalents.

Fail value of financial instruments

Accounting Standards Codification Topic 820, “Disclosures About Fair Value of Financial Instruments”, requires the company to disclose, when reasonably attainable, the fair market values of its assets and liabilities which are deemed to be financial instruments. The Company’s financial instruments consist primarily of accrued expenses.

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Stock based compensation

Stock-based compensation is accounted for at fair value in accordance with ASC Topic 718. To date, the Company has not adopted a stock option plan and has not granted any stock options.

Per share information

The Company computes net loss per share accordance with FASB ASC 205 “Earnings per Share”. FASB ASC 205 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net loss available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all potentially dilutive common shares outstanding during the period. Diluted EPS excludes all potentially dilutive shares if their effect is anti-dilutive.

LEGAL PROCEEDINGS

There are no pending legal proceedings to which the company is a party or in which any director, officer or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of voting securities of the company, or security holder is a party adverse to the company or has a material interest adverse to the company.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market information

Admission to quotation on the OTC Bulletin Board

We intend to have our common stock be quoted on the OTC Bulletin Board. If our securities are not quoted on the OTC Bulletin Board, a security holder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of our securities. The OTC Bulletin Board differs from national and regional stock exchanges in that it: (i) is not situated in a single location but operates through communication of bids, offers and confirmations between broker-dealers, and (ii) securities admitted to quotation are offered by one or more Broker-dealers rather than the “specialist” common to stock exchanges.

To qualify for quotation on the OTC Bulletin Board, an equity security must have one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the company listing. We do not yet have an agreement with a registered broker-dealer, as the market maker, willing to list bid or sale quotations and to sponsor the company listing. If the Company meets the qualifications for trading securities on the OTC Bulletin Board our securities will trade on the OTC Bulletin Board until a future time, if at all. We may never qualify for quotation on the OTC Bulletin Board.

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Transfer agent

We have not retained a transfer agent to serve as transfer agent for shares of our common stock. Until we engage such a transfer agent, we will be responsible for all record-keeping and administrative functions in connection with the shares of our common stock.

Holders

As of December 31, 2017 the Company had 25,000,000 shares of our common stock issued and outstanding held by four holder of record.

Dividend policy

We have not declared or paid dividends on our common stock since our formation, and we do not anticipate paying dividends in the foreseeable future. Declaration or payment of dividends, if any, in the future, will be at the discretion of our Board of Directors and will depend on our then current financial condition, results of operations, capital requirements and other factors deemed relevant by the Board of Directors. There are no contractual restrictions on our ability to declare or pay dividends.

Securities authorized under equity compensation plans

We have no equity compensation or stock option plans. We may in the future adopt a stock option plan.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our directors and officers currently serving our Company is as follows:

Name (1)	Age	Positions
David Champ (2)	52	President, CEO, and CFO
Paul Chen	64	Director
Catherine Wang	51	Secretary, and Director

___________

(1)	c/o Armada Nano Technologies Group, Inc.
48-51 Oceania Street. Bayside, NY 11364
(2)	David Champ is married to Catherine Wang.

Set forth below is a brief description of the background and business experience of our executive officers and directors for the past five years.

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David Champ

Mr. David Champ (married to Catherine Wang) is a Taiwanese American who has over twenty years in corporate management and advisory roles. He attended the Tuck school of Business at Dartmouth MBA Program, received BA degree from St. John's University ( Queens, NY ). He received the "Minority Retailor of the Year" (2006) awarded by U.S. Dept. of Commerce, Minority Business Development Agency, " Businessman of the Year" (2017) awarded by the National Republican Congressional Committee, Business Advisory Council, Founding Chairman of U.S. Dept. of Commerce MEFEX (Minority Entrepreneur Franchise Expo Steering Committee ) – 2006. Since inception he has served as President, CEO and CFO of the Company. He also serves as the president of three private Chinese companies: China Shale Oil Group (2017- present), Federal Aerospace Group (2015-present), and Aero Motors Group (2016-present).

Paul Chen

A Taiwanese American who has been residing in the U.S. for the past forty years. Paul Chen has been in the Automotive Industry as an owner for over 30 years, including vehicle sales, repair & service and international trade. Since inception Mr. Chen has served as director of the Company. He also serves as the COO of three private Chinese companies: China Shale Oil Group (2017- present), Federal Aerospace Group (2015-present), and Aero Motors Group (2016-present).

Catherine Wang

A Taiwanese American who has been residing in the U.S. for nearly 30 years. Catherine Wang received an engineering degree from Chengkung University in Taiwan, and she has experience in managing the finance of many companies and franchise operations in New York, also has experience and licenses in real estate and appraisal services. Since inception Ms. Wang has served as secretary and director of the Company. She also serves as the CFO of three private Chinese companies: China Shale Oil Group (2017- present), Federal Aerospace Group (2015-present), and Aero Motors Group (2016-present).

Director independence

Our board of directors is currently composed of two members, who do not qualify as independent directors in accordance with the published listing requirements of the NASDAQ Global Market. The NASDAQ independence definition includes a series of objective tests, such as that the directors are not, and have not been for at least three years, one of our employees and that neither the directors, nor any of their family members have engaged in various types of business dealings with us. In addition, our board of directors have not made a subjective determination as to its directors that no relationships exist which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, though such subjective determination is required by the NASDAQ rules. Had our board of directors made these determinations, our board of directors would have reviewed and discussed information provided by the directors and us with regard to each director business and personal activities and relationships as they may relate to us and our management.

Significant employees and consultants

We currently have no employees. David Champ, Paul Chen and Catherine Wang - our officers and directors, are non-employee officers that handle the Company's day-to-day operations.

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Term of office

All directors hold office until the next annual meeting of the stockholders of the company and until their successors have been duly elected and qualified. The Company's Bylaws provide that the Board of Directors will consist of a minimum of one member. Officers are elected by and serve at the discretion of the Board of Directors.

Audit committee and conflicts of interest

Since we do not have an audit or compensation committee comprised of independent directors, the functions that would have been performed by such committees are performed by our directors. The board of directors has not established an audit committee and does not have an audit committee financial expert, nor has the board established a nominating committee. The board is of the opinion that such committees are not necessary since the company is an early development stage company and has only two directors, and to date, such directors have been performing the functions of such committees. Thus, there is a potential conflict of interest in that our directors have the authority to determine issues concerning management compensation, nominations, and audit issues that may affect management decisions.

Other than as described above, we are not aware of any other conflicts of interest with any of our executive officers or directors.

Involvement in certain legal proceedings

No director, person nominated to become a director, executive officer, promoter or control person of our company has, during the last ten years: (i) been convicted in or is currently subject to a pending a criminal proceeding (excluding traffic violations and other minor offenses); (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to any federal or state securities or banking or commodities laws including, without limitation, in any way limiting involvement in any business activity, or finding any violation with respect to such law, nor (iii) any bankruptcy petition been filed by or against the business of which such person was an executive officer or a general partner, whether at the time of the bankruptcy or for the two years prior thereto.

Stockholder communications with the board of directors

We have not implemented a formal policy or procedure by which our stockholders can communicate directly with our board of directors. Nevertheless, every effort will be made to ensure that the views of stockholders are heard by the board of directors, and that appropriate responses are provided to stockholders in a timely manner. During the upcoming year, our board of directors will continue to monitor whether it would be appropriate to adopt such a process.

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EXECUTIVE COMPENSATION

Summary compensation table

The table below summarizes all compensation awarded to, earned by, or paid to our officers for all the services rendered in all capacities to us for the fiscal periods indicated.

Name and principal position	Year	Salary	Bonus	Stock awards	Option awards	Non-equity Incentive plan compensation	Nonqualified deferred compensation	All other compensation	Total
David Champ (1)	2017	$0	$0	$0	$0	$0	$0	$0	$0
Paul Chen (2)	2017	$0	$0	$0	$0	$0	$0	$0	$0
Catherine Wang (3)	2017	$0	$0	$0	$0	$0	$0	$0	$0

________________

(1)	Appointed President, Chief Executive Officer and Chief Financial Officer on June 10, 2017.
(2)	Named Director on June 10, 2017.
(3)	Appointed Secretary and Director on June 10, 2017.

Our officers and directors have not received monetary compensation since our inception on June 10, 2017 to the date of this prospectus. We currently do not pay any compensation to any officers or any member of our board of directors.

Stock option grants

We have not granted any stock options to our executive officers and directors since our inception on June 10, 2017. Upon further development of our business, we will likely grant options to our officers and directors consistent with industry standards.

Employment agreements

The Company is not a party to any employment agreement and has no compensation agreement with any officers or directors.

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Director compensation

The following table sets forth director compensation as of December 31, 2017:

	Fees earned			Non-equity	Nonqualified deferred
	paid in	Stock	Option	incentive plan	compensation	All other
Name	cash	awards	awards	compensation	earnings	compensation	Total
Paul Chen (1)	$0	$0	$0	$0	$0	$0	$0
Catherine Wang (2)	$0	$0	$0	$0	$0	$0	$0

________________

(1)	Named Director on June 10, 2017.
(2)	Appointed Secretary and Director on June 10, 2017.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists, as of February 14, 2018 the number of shares of common stock of our company that are beneficially owned by (i) each person or entity known to our Company to be the beneficial owner of more than 5% of the outstanding common stock; (ii) each officer and director of our company; and (iii) all officers and directors as a group. Information relating to beneficial ownership of common stock by our principal shareholders and management is based upon information furnished by each person using “beneficial ownership” concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power.

The percentages below are calculated based on 25,000,000 shares of our common stock issued and outstanding as of February 14, 2018. We do not have any outstanding warrant, options or other securities exercisable for or convertible into shares of our common stock.

Title of class	Name and address of beneficial owner (2)	Number of shares owned beneficially	Percent of common stock owned (1)
Common Stock	David Champ (3)	0	0
	Paul Chen (4)	2,500,000	10%
	Catherine Wang (5)	5,000,000	20%
	Peng Xiaofan	8,750,000	35%
	Zhao Daming	8,750,000	35%
All directors and executive officers as a group (three persons)		7,500,000	30%

_______________

(1)	The percentages are based on 25,000,000 shares of our common stock issued and outstanding as the date of this prospectus.
(2)	c/o Armada Nano Technologies Group, Inc., 48-51 Oceania Street, Bayside, NY 11364
(3)	Appointed President, Chief Executive Officer and Chief Financial Officer on June 10, 2017. Does not include shares of common stock beneficially owned by his wife Catherine Wang.
(4)	Appointed Director on June 10, 2017.
(5)	Appointed Secretary and Director on June 10, 2017.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On June 10, 2017 pursuant to a subscription agreement, we offered and sold 25,000,000 shares of common stock, at a purchase price of $0.001 per share, for aggregate proceeds of $25,000.

David Champ (President, CEO and CFO) is married to Catherine Wang (Secretary and Director).

In September 2017 we became the Master Distributor to the patented Nano Silicon Battery in North America for twenty years from Zhongke Jiuding Energy Co, Ltd. (a company which David Champ (our President, CEO and CFO) is also an officer).

The Company’s principal offices are located at 48-51 Oceania Street, Bayside, NY 11364. This location will serve as our primary executive offices during the initial development stage.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

FOR SECURITIES ACT LIABILITIES

Our Bylaws provide to the fullest extent permitted by law that our directors or officers, former directors and officers, and persons who act at our request as a director or officer of a body corporate of which we are a shareholder or creditor shall be indemnified by us. We believe that the indemnification provisions in our Bylaws are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the company pursuant to provisions of the State of Nevada, the company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

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WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC an offering statement on Form 1-A under the Securities Act with respect to the common stock offered hereby. This offering circular, which constitutes part of the offering statement, does not contain all of the information set forth in the offering statement and the exhibits and schedule thereto, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information regarding our common stock and our Company, please review the offering statement, including exhibits, schedules and reports filed as a part thereof. Statements in this offering circular as to the contents of any contract or other document filed as an exhibit to the offering statement, set forth the material terms of such contract or other document but are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the offering statement, each such statement being qualified in all respects by such reference.

A copy of the offering statement and the exhibits and schedules that were filed with the offering statement may be inspected without charge at the Public Reference Room maintained by the Securities and Exchange Commission at 100 F Street, N.E. Washington, DC 20549, and copies of all or any part of the offering statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website that contains reports and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, an interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

The financial statements included in this prospectus and the offering circular have been audited by Paritz & Company, P.A., to the extent and for the periods set forth in their report appearing elsewhere in this document and in the offering circular filed with the SEC, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON

ACCOUNTING AND FINANCIAL DISCLOSURE

Paritz & Company, P.A., is our registered independent auditor. There have not been any changes in or disagreements with accountants on accounting and financial disclosure or any other matter.

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Armada Nano Technologies Group, Inc.

Index to Audited Financial Statements

For the Period June 10, 2017 (Inception) to September 30, 2017

37

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Armada Nano Technologies Group, Inc.

We have audited the accompanying balance sheet of Armada Nano Technologies Group Inc.(‘Company”) as of September 30, 2017, and the related statements of operations, stockholders deficit, and cash flows for the period from inception (June 10, 2017) to September 30, 2017. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Armada Nano Technologies Group Inc. as of September 30, 2017, and the results of its operations and cash flows period from inception (June 10, 2017) to September 30, 2017 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, for the period from June 10, 2017 (Inception) through September 30, 2017, the Company had a net loss of $9,851. As of September 30, 2017, the Company has not generated any revenues from operations, had working capital deficit of $851 and had stockholders’ deficit of $851. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management’s plans in regards to these matters are described in Note 2 to the financial statements.

/S/ Paritz & Company, P.A.

Hackensack, New Jersey

October 12, 2017

38

Armada Nano Technologies Group, Inc.

Balance Sheet

September 30, 2017

ASSETS
Current Assets
Cash	$-
Total Current Assets	-

Total Assets	$-

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Accrued expenses	$851

Total Current Liabilities	851

Stockholders’ Deficit
Common Stock; $0.001 par value 50,000,000 shares Authorized, 25,000,000 shares issued and outstanding	25,000
Stock subscription receivable	(16,000)
Accumulated deficit	(9,851)
Total Stockholders’ Deficit	(851)

Total Liabilities and Stockholders’ Deficit	$-

The notes are an integral part of these financial statements

39

Armada Nano Technologies Group, Inc.

Statement of Operations

For the period from Inception (June 10, 2017) to September 30, 2017

Revenue	$-

Operating Expenses
General and administrative	9,851
Total operating expenses	9,851

Loss before provision for income taxes	(9,851)

Provision for income taxes	-

Net loss	$(9,851)

Basic and Diluted Loss per Common Share	$0.00

Basic and Diluted Weighted Average Number Of Common Shares Outstanding	25,000,000

The notes are an integral part of these financial statements

40

Armada Nano Technologies Group, Inc.

Statement of Stockholders' Deficit

For the period from Inception (June 10, 2017) to September 30, 2017

	Common Shares		Subscription	Accumulated
	Shares	Amount	Receivable	Deficit	Total

Balance – June 10, 2017 (Inception)	-	$-	$-	$-	$-

Common shares issued to founders on subscription at $0.001 per share	25,000,000	25,000	(25,000)	-	-

Subscription received	-	-	9,000	-	9,000

Net loss	-	-	-	(9,851)	(9,851)

Balance –September 30, 2017	25,000,000	$25,000	$(16,000)	$(9,851)	$(851)

The notes are an integral part of these financial statements

41

Armada Nano Technologies Group Inc.

Statement of Cash Flows

For the period from Inception (June 10, 2017) to September 30, 2017

Cash Flows from Operating Activities
Net loss	$(9,851)

Adjustments to reconcile net loss to net cash used by operating activities:

Changes in operating liabilities:
Accrued expenses	851
Net cash Used in Operating Activities	(9,000)

Cash Flows from Financing Activities
Proceeds from issuance of common stock	9,000
Net cash provided by Financing Activities	9,000

Net increase in cash	-

Cash at beginning of period	-

Cash end of period	$-

Supplemental Cash Flow Information
Cash paid for Interest	$-

The notes are an integral part of these financial statements

42

Armada Nano Technologies Group Inc.

Notes to the Financial Statements

September 30, 2017

Note 1. Background information

Armada Nano Technologies Group Inc. (the “Company”) was incorporated in the State of Nevada on June 10, 2017 as Armada Nano Technologies Group LLC and converted to Armada Nano Technologies Group Inc. on September 27, 2017. The Company is a development stage company that intends to import, market, and sell an advanced and revolutionary nano silicon battery through a network of distributors and online through its website for the North America market, and then start licensed-production within the U.S. later.

To date, the Company’s activities have been limited to raising capital, organizational matters, research into the batter industry, launching the website and the structuring of its business plan. The Company has not generated any revenues since inception.

Note 2. Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. For the period from June 10, 2017 (Inception) through September 30, 2017, the Company had a net loss of $9,851. As of September 30, 2017, the Company has not generated any revenues from operations, had working capital deficit of $851 and had stockholders’ deficit of $851. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company’s continuation as a going concern is dependent upon the Company’s ability to begin operations and to achieve a level of profitability. The Company intends on financing its future development activities and its working capital needs largely from the sale of public equity securities with some additional funding from other traditional financing sources, including term notes until such time that funds provided by operations are sufficient to fund working capital requirements. There is no assurance the Company can secure the additional financing.

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Note 3. Summary of significant accounting policies

Development Stage Company

The Company is considered to be in the development stage as defined in ASC 915 “Development Stage Entities.” The Company is devoting substantially all of its efforts to the development of its business plans. The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; and does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Start-Up Costs

In accordance with ASC 720, “Start-up Costs”, the Company expenses all costs incurred in connection with the start-up and organization of the Company.

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Cash

Cash includes cash in banks, money market funds, and certificates of term deposits with maturities of less than three months from inception, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in value.

Fair Value Measurements

The Company adopted the provisions of ASC Topic 820, “Fair Value Measurements and Disclosures”, which defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value and expands disclosure of fair value measurements.

The estimated fair value of certain financial instruments, including cash and cash equivalents are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 — inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

The Company has no assets or liabilities valued at fair value on a recurring basis.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and related party payables it will likely incur in the near future. The Company places its cash with financial institutions of high credit worthiness. At times, its cash with a particular financial institution may exceed any applicable government insurance limits. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

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Loss per Share

The Company has adopted ASC 260, “Earnings Per Share,” (“EPS”) which requires presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures, and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. In the accompanying financial statements, basic loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period.

The Company has no potentially dilutive securities, such as options or warrants, currently issued and outstanding.

Income Taxes

The Company accounts for income taxes using the asset and liability method in accordance with ASC 740,“Accounting for Income Taxes”. The asset and liability method provides that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized. As of September 30, 2017 the Company did not have any amounts recorded pertaining to uncertain tax positions.

Recent Accounting Pronouncements

Management has considered all recent accounting pronouncements issued since the last audit of our financial statements. The Company’s management believes that these recent pronouncements will not have a material effect on the Company’s financial statements.

Note 4. Income taxes

The reconciliation of income tax benefit at the U.S. statutory rate of 34% for the period from inception to September 30, 2017 to the Company’s effective tax rate is as follows:

Tax benefit at U.S. statutory rate	$3,350

Change in valuation allowance	(3,350)
$-

46

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets at September 30, 2017 are as follows:

Deferred tax assets:
Net operating loss	$3,350
Valuation allowance	(3,350)
$-

Change in valuation allowance:

Balance, June 10, 2017	$-
Increase in valuation allowance	3,350
Balance, September 30, 2017	$3,350

The Company has approximately $9,851 of net operating losses (“NOL”) carried forward to offset taxable income, if any, in future years which expire in fiscal 2037. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the assessment, management has established a full valuation allowance against all of the deferred tax asset relating to NOLs for every period because it is more likely than not that all of the deferred tax asset will not be realized.

Note 5. Shareholders' Equity

Authorized Stock

The Company has authorized 50,000,000 common shares with a par value of $0.001 per share. Each common share entitles the holder to one vote, in person or proxy, on any matter on which action of the stockholders of the Company is sought.

Common Share Issuances

On September 28, 2017, the Company issued a total of 25,000,000 common shares to its founders for a subscription of $25,000. As of September 30, 2017, $9,000 cash was received and $16,000 has been recorded as a stock subscription receivable.

Note 6. Subsequent events

Management has evaluated subsequent events through October 12, 2017 the date that these financial statements were available to be issued. There have been no events that would require adjustment to or disclosure in the financial statements.

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Armada Nano Technologies Group, Inc.
Balance Sheet (Unaudited)

	December 31,	September 30,
	2017	2017

Assets
Cash	$16,000	$-
Total Assets	$16,000	$-

Liabilities and Stockholders' Equity (Deficiency)
Current Liailities
Accrued expenses	$2,000	$851
Advance from stockholders	851	-
Total Current Liabilities	2,851	851

Stockholders' Equity (Deficiency)
Common Stock, $0.001 par value, 50,000,000 shares authorized, 25,000,000 shares issued and outstanding	25,000	25,000
Stock subscription receivable	-	(16,000)
Accumulated deficit	(11,851)	(9,851)
Total stockholders' Equity (deficiency)	13,149	(851)
Total Liabilities and Stockholders' Equity (Deficiency)	$16,000	$-

The notes are an integral part of these financial statements

48

Armada Nano Technologies Group, Inc.
Statement of Operations
For the three months ended December 31, 2017 (Unaudited)

Reveue	$-

Operating Expenses
General and administrative	2,000
Total operating expenses	2,000

Loss before provision for income taxes	(2,000)

Provision for income taxes	-

Net Loss	$(2,000)

Basic and Diluted loss per common share	$-
Basic and Diluted weighted average number of common shares outstanding	25,000,000

The notes are an integral part of these financial statements

49

Armada Nano Technologies Group, Inc.
Statement of Stockholders' Equity (Deficiency) (Unaudited)

	Common Shares		Subscription	Accumulated
	Shares	Amount	receivable	Deficit	Total

Balance - June 10, 2017 (Inception)	-	$-	$-	$-	$-

Common shares issued to founders for cash	25,000,000	25,000	(25,000)		-
$0.001 per share

Cash received from stockholders			9,000		9,000

Net Loss				(9,851)	(9,851)

Balance - September 30, 2017	25,000,000	25,000	(16,000)	(9,851)	(851)

Cash received from stockholders			16,000		16,000

Net Loss				(2,000)	(2,000)

Balance - December 31, 2017	25,000,000	$25,000	$-	$(11,851)	$13,149

The notes are an integral part of these financial statements

50

Armada Nano Technologies Group, Inc.
Statement of Cash Flow
For the three months ended December 31, 2017 (Unaudited)

Cash Flows from operating activities
Net Loss	$(2,000)

Adjustments to reconcile net loss to net cash used by operating activities:

Changes in operating activities:
Accrued expenses	1,149
Net Cash used in operating activities	(851)

Cash Flows from Financing activities
Proceeds from issuance of common stock	16,000
Advance from stockholders	851
Net Cash provided by Financing Activities	16,851

Net Increase in cash	16,000

Cash at beginning of period	-

Cash at end of period	$16,000

Supplemental Cash Flow Information
Cash paid for interest	$-
Cash paid for income taxes	$-

The notes are an integral part of these financial statements

51

Armada Nano Technologies Group Inc.

Notes to the Financial Statements

December 31, 2017
(Unaudited)

Note 1. Organization and business

Armada Nano Technologies Group Inc. (the “Company”) was incorporated in the State of Nevada on June 10, 2017 as Armada Nano Technologies Group LLC and converted to Armada Nano Technologies Group Inc. on September 28, 2017. The Company is a development stage company that intends to import, market, and sell an advanced & revolutionary nano silicon battery through a network of distributors and online through its website for the North America market, and then start licensed-production within the U.S. later.

To date, the Company’s activities have been limited to raising capital, organizational matters, launching the website and the structuring of its business plan. The Company has not generated any revenues since inception.

Note 2. Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated any revenues from operations and had a net loss since inception. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company’s continuation as a going concern is dependent upon the Company’s ability to begin operations and to achieve a level of profitability. The Company intends on financing its future development activities and its working capital needs largely from the sale of public equity securities with some additional funding from other traditional financing sources, including term notes until such time that funds provided by operations are sufficient to fund working capital requirements. There is no assurance the Company can secure the additional financing.

Note 3. Summary of significant accounting policies

Development Stage Company

The Company is considered to be in the development stage as defined in ASC 915 “Development Stage Entities.”  The Company is devoting substantially all of its efforts to the development of its business plans. The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; and does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

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Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Start-Up Costs

In accordance with ASC 720, “Start-up Costs”, the Company expenses all costs incurred in connection with the start-up and organization of the Company.

Cash

Cash includes cash in banks, money market funds, and certificates of term deposits with maturities of less than three months from inception, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in value.

Fair Value Measurements

The Company adopted the provisions of ASC Topic 820, “Fair Value Measurements and Disclosures”, which defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value and expands disclosure of fair value measurements.

The estimated fair value of certain financial instruments, including cash and cash equivalents are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 — inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

The Company has no assets or liabilities valued at fair value on a recurring basis.

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Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and related party payables it will likely incur in the near future.  The Company places its cash with financial institutions of high credit worthiness.  At times, its cash with a particular financial institution may exceed any applicable government insurance limits.  The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Loss per Share

The Company has adopted ASC 260, “Earnings Per Share,” (“EPS”) which requires presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures, and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.  In the accompanying financial statements, basic loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period.

The Company has no potentially dilutive securities, such as options or warrants, currently issued and outstanding.

Income Taxes

The Company accounts for income taxes using the asset and liability method in accordance with ASC 740,“Accounting for Income Taxes”. The asset and liability method provides that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.  As of December 31, 2017 the Company did not have any amounts recorded pertaining to uncertain tax positions.

Recent Accounting Pronouncements

Management has considered all recent accounting pronouncements issued since the last audit of our financial statements. The Company’s management believes that these recent pronouncements will not have a material effect on the Company’s financial statements.

Note 4. Income taxes

The reconciliation of income tax benefit at the U.S. statutory rate of 34% for the three months ended December 31, 2017 to the Company’s effective tax rate is as follows:

Tax benefit at U.S. statutory rate	$680

Change in valuation allowance	(680)
$-

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The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets at December 31, 2017 are as follows:

Deferred tax assets:
Net operating loss	$4,030
Valuation allowance	(4,030)
$-

The Company has $11,851 of net operating losses (“NOL”) carried forward to offset taxable income, if any, in future years which expire in fiscal 2037. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the assessment, management has established a full valuation allowance against all of the deferred tax asset relating to NOLs for every period because it is more likely than not that all of the deferred tax asset will not be realized.

Note 5. Stockholders' Equity

On September 28, 2017, the Company issued a total of 25,000,000 common shares to its founders for a subscription of $25,000. $9,000 cash was received as of September 30, 2017 and $16,000 was received in December 2017.

Note 6. Subsequent events

Management has evaluated subsequent events through March 15, 2018 the date that these financial statements were available to be issued. There have been no events that would require adjustment to or disclosure in the financial statements.

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[OUTSIDE BACK COVER PAGE]

OFFERING CIRCULAR

ARMADA NANO TECHNOLOGIES GROUP, INC.

15,000,000 SHARES OF COMMON STOCK

TO BE SOLD BY ARMADA NANO TECHNOLOGIES GROUP, INC.

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This offering circular is not an offer to sell these securities or a solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this offering circular shall create an implication that the information contained herein nor the affairs of the Issuer have not changed since the date hereof.

Until 90 days after the date of this offering circular, all dealers that effect transactions in these shares of common stock may be required to deliver an offering circular. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

THE DATE OF THIS PROSPECTUS IS MAY 8, 2018

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